Exhibit 99.1

Jiayin Group Inc. Reports Third Quarter 2021 Unaudited Financial Results

-- Third Quarter Total Loan Origination Volume grew 100.2% to RMB6,668 million --

-- Third Quarter Net Income grew 41.2% to RMB124.8 million --

SHANGHAI, November 24, 2021 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Operational and Financial Highlights :

•	Loan origination volume[1] was RMB6,668 million (US$1,034.9 million), representing an increase of 100.2% from the same period of 2020.

•	Average borrowing amount per borrower was RMB6,444 (US$1,000.0), representing a decrease of 1.7% from the same period of 2020.

•	Repeat borrowing rate[2] was 69.1%, compared with repeat borrowing rate of 74.5% in the same period of 2020.

•	Net revenue was RMB577.1 million (US$89.6 million), representing an increase of 43.8% from the same period of 2020.

•	Operating income was RMB153.8 million (US$23.9 million), compared with operating income of RMB150.0 million in the same period of 2020.

•	Net income was RMB124.8 million (US$19.4 million), compared with net income of RMB88.4 million in the same period of 2020.

Mr. Yan Dinggui, the Company's Founder, Director and Chief Executive Officer, commented, “We delivered another outstanding quarter with impressive financial results, reflecting our successful execution of our growth strategies. As we continued to diversify our funding resources and broaden our collaborations with institutional partners, our loan origination volume has doubled from last year to surpass USD 1 billion with a 43.8% increase in our net revenue. We believe we are on the right track for our next stage of growth, leveraged by our continuous efforts in expanding our funding resources while maintaining risk management excellence. We are confident we will have continued topline growth and will capture the massvie opportunities in the growing consumer market.”

Third Quarter 2021 Financial Results

Net revenue was RMB577.1 million (US$89.6 million), representing an increase of 43.8% from the same period of 2020.

Revenue from loan facilitation services was RMB536.8 million (US$83.3 million), representing an increase of 84.7% from the same period of 2020, of which RMB48.6 million

[1]	“Loan origination volume” refers the loan origination volume facilitated in Mainland China during the period presented.
[2]	“Repeat borrowing rate” refers to the repeat borrowers as a percentage of all of our borrowers in Mainland China.

(US$7.5 million) was from individual investor referral services. The increase was primarily due to the increased loan origination volume from our institutional funding partners.

Revenue from post-origination services was nil, representing a decrease of 100% from the same period of 2020. The decrease was due to the outstanding loan balance of our legacy P2P lending business being reduced to zero in November 2020.

Other revenue was RMB40.3 million (US$6.3 million), representing a decrease of 47.7% from the same period of 2020. The decrease was primarily due to reduced revenue from P2P related services as the Company no longer supports the legacy P2P lending business, of which has been partially offset by the sales of hardware by Shanghai Bweenet Network Technology Co., Ltd. (“Shanghai Bweenet ”).

Origination and servicing expense was RMB88.3 million (US$13.7 million), representing an increase of 48.4% from the same period of 2020, primarily due to the increase in credit assessment expense resulting from higher loan origination volume.

Cost of sales was RMB9.4 million (US$1.5 million), compared with nil from the same period of 2020. The increase was primarily due to the cost of hardware sold by Shanghai Bweenet.

Allowance for uncollectible receivables, contract assets, loans receivable and others was RMB6.2 million (US$1.0 million), representing an decrease of 60.8% from the same period of 2020, primarily due the decrease in estimated default rate under current business model.

Sales and marketing expense was RMB236.9 million (US$36.8 million), representing an increase of 138.1% from the same period of 2020, primarily due to our new online advertising and marketing strategy which has resulted in higher customer acquisition expenses.

General and administrative expense was RMB45.3 million (US$7.0 million), representing an increase of 21.4% from the same period of 2020, primarily due to the increased expenditures in employees benefits and professional service fees.

Research and development expense was RMB37.1 million (US$5.8 million), representing a decrease of 5.4% from the same period of 2020, primarily due to the improved utilization and productivity of our facilities and employees allocated to the research and development department, of which has been partially offset by the increase in professional services expenses as the Company continues to enhance research and development capabilities.

Income from operations was RMB153.8 million (US$23.9 million), compared with an operating income of RMB150.0 million in the same period of 2020.

Net income was RMB124.8 million (US$19.4 million), compared with net income of RMB88.4 million in the same period of 2020.

Cash and cash equivalents were RMB178.5 million (US$27.7 million) as of September 30, 2021, compared with RMB141.4 million as of June 30, 2021.

The following table provides the delinquency rates for all outstanding loans on the Company's platform in Mainland China as of the respective dates indicated.

	Delinquent for
As of	1-30 days	31-60 days	61-90 days	91 -180 days	More than 180 days
	(%)
December 31, 2018	1.35	2.53	2.37	5.46	9.45
December 31, 2019	1.27	2.20	1.68	4.79	8.39
December 31, 2020	1.47	0.88	0.70	1.66	1.81
March 31, 2021	1.17	0.85	0.71	1.56	2.53
June 30, 2021	1.21	0.71	0.57	1.21	1.95
September 30, 2021	1.34	0.76	0.60	1.30	2.05

The following chart and table display the historical cumulative M3+ Delinquency Rate by Vintage for loan products facilitated through the Company’s platform in Mainland China.

	Month on Book
Vintage	4th	5th	6th	7th	8th	9th	10th	11th	12th	13th	14th	15th
2018Q1	2.41%	4.38%	6.21%	8.05%	9.80%	11.35%	12.71%	13.80%	14.61%	15.10%	15.38%	15.44%
2018Q2	2.43%	4.43%	6.15%	7.87%	9.47%	11.02%	12.30%	13.50%	14.25%	14.70%	14.94%	15.00%
2018Q3	2.23%	3.89%	5.66%	7.30%	8.89%	10.64%	12.00%	12.86%	13.47%	13.87%	14.07%	14.13%
2018Q4	2.26%	4.53%	6.38%	8.25%	9.99%	11.40%	12.44%	13.22%	13.83%	14.25%	14.53%	14.64%
2019Q1	2.17%	3.86%	5.32%	6.84%	8.13%	9.21%	10.21%	11.07%	11.85%	12.45%	12.80%	12.87%
2019Q2	1.83%	3.40%	4.59%	5.85%	6.98%	8.21%	9.35%	10.33%	11.08%	11.54%	11.73%	11.74%
2019Q3	1.64%	3.41%	4.26%	5.42%	7.03%	8.60%	10.13%	10.94%	11.59%	11.92%	12.04%	12.01%
2019Q4	1.31%	3.08%	4.52%	6.27%	7.69%	8.69%	9.51%	9.99%	10.31%	10.49%	10.55%	10.54%
2020Q1	1.67%	3.43%	4.46%	5.36%	6.11%	6.67%	7.09%	7.38%	7.61%	7.76%	7.84%	7.85%
2020Q2	1.46%	2.37%	3.11%	3.68%	4.14%	4.52%	4.80%	5.08%	5.27%	5.42%	5.49%	5.51%
2020Q3	0.96%	1.70%	2.24%	2.77%	3.27%	3.73%	4.16%	4.47%	4.71%	—	—	—
2020Q4	0.85%	1.74%	2.37%	3.00%	3.49%	3.89%	—	—	—	—	—	—
2021Q1	0.96%	1.83%	2.45%	—	—	—	—	—	—	—	—	—

Conference Call

The company will conduct a conference call on Wednesday, November 24, 2021 at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong Time).

Please register in advance to join the conference using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/8780413

A replay of the conference call may be accessed by phone at the following numbers until December 2, 2021. To access the replay, please reference the conference ID 8780413.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 30512780	+852 800963117
Mainland China		+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the company’s investors relations website at  http://ir.jiayin-fintech.com/.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit http://www.jiayinfintech.cn/english/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2021. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

In China:

Jiayin Group

Ms. Shelley Bai

Email: ir@jiayinfintech.cn

or

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of September 30,
	2020	2021
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	117,320	178,534	27,708
Restricted cash	2,000	2,000	310
Amounts due from related parties	542	67,753	10,515
Accounts receivable and contract assets, net	158,064	449,120	69,702
Inventories	-	61,973	9,618
Loan receivables, net	31,296	314	49
Prepaid expenses and other current assets	61,289	84,069	13,047
Deferred tax assets, net	40,935	51,198	7,946
Property and equipment, net	19,449	11,420	1,772
Right-of-use assets	6,926	42,187	6,547
Long-term investment	87,551	86,516	13,427
TOTAL ASSETS	525,372	1,035,084	160,641
LIABILITIES AND EQUITY
Accounts payable	-	645	100
Payroll and welfare payable	58,288	36,678	5,692
Amounts due to related parties	8,785	8,945	1,388
Tax payables	279,383	373,420	57,954
Accrued expenses and other current liabilities	70,954	122,486	19,010
Other payable related to the disposal of Shanghai Caiyin	566,532	554,451	86,047
Lease liabilities	5,195	40,922	6,351
TOTAL LIABILITIES	989,137	1,137,547	176,542
SHAREHOLDERS' DEFICIT
Class A ordinary shares (US$ 0.000000005 par value; 108,100,000 shares issued and outstanding as of December 31, 2020 and September 30, 2021)[3]	0	0	0
Class B ordinary shares (US$ 0.000000005 par value; 108,000,000 shares issued and outstanding as of December 31, 2020 and September 30, 2021)[3]	0	0	0
Additional paid-in capital	818,042	831,582	129,060
Accumulated deficit	(1,266,848)	(918,443)	(142,540)
Accumulated other comprehensive loss	(12,817)	(16,411)	(2,547)
Total Jiayin Group Inc. shareholder's deficit	(461,623)	(103,272)	(16,027)
Non-controlling interests	(2,142)	809	126
TOTAL SHAREHOLDERS' DEFICIT	(463,765)	(102,463)	(15,901)
TOTAL LIABILITIES AND DEFICIT	525,372	1,035,084	160,641

[3]	The total shares authorized for both Class A and Class B are 10,000,000,000,000.

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenue (including revenue from related parties of RMB 993 and RMB 994 for 2020Q3 and 2021Q3, respectively)	401,310	577,050	89,557	959,825	1,412,278	219,182
Operating costs and expenses:
Origination and servicing	(59,478)	(88,303)	(13,704)	(174,341)	(235,626)	(36,569)
Cost of sales	-	(9,405)	(1,460)	-	(14,388)	(2,233)
Allowance for uncollectible receivables, contract assets, loans receivable and others	(15,845)	(6,190)	(961)	(56,971)	(27,242)	(4,228)
Sales and marketing	(99,500)	(236,876)	(36,763)	(257,584)	(502,342)	(77,962)
General and administrative	(37,273)	(45,347)	(7,038)	(112,099)	(118,309)	(18,362)
Research and development	(39,200)	(37,103)	(5,758)	(109,674)	(97,147)	(15,077)
Total operating costs and expenses	(251,296)	(423,224)	(65,684)	(710,669)	(995,054)	(154,431)
Income from operation	150,014	153,826	23,873	249,156	417,224	64,751
Interest income (expense)	2,488	(545)	(85)	7,727	(433)	(67)
Other (expense) income, net	(32,763)	1,910	296	(28,611)	14,271	2,215
Income before income taxes and income from investment in affiliates	119,739	155,191	24,084	228,272	431,062	66,899
Income tax expense	(32,128)	(30,296)	(4,702)	(60,070)	(89,687)	(13,919)
Income (loss) from investment in affiliates	740	(132)	(20)	713	3,894	604
Net income	88,351	124,763	19,362	168,915	345,269	53,584
Less: net income (loss) attributable to noncontrolling interest shareholders	2,209	(3,604)	(559)	1,655	(3,136)	(487)
Net income attributable to Jiayin Group Inc.	86,142	128,367	19,921	167,260	348,405	54,071
Weighted average shares used in calculating net income per share:
- Basic and diluted	216,100,000	216,100,000	216,100,000	216,100,000	216,100,000	216,100,000
Net income per share:
- Basic and diluted	0.40	0.59	0.09	0.77	1.61	0.25
Net income	88,351	124,763	19,362	168,915	345,269	53,584
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(8,449)	(166)	(26)	(4,878)	(3,717)	(577)
Comprehensive income	79,902	124,597	19,336	164,037	341,552	53,007
Comprehensive income (loss) attributable to noncontrolling interest	2,151	(3,600)	(559)	1,631	(3,259)	(506)
Total comprehensive income attributable to Jiayin Group Inc.	77,751	128,197	19,895	162,406	344,811	53,513